Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES PROPOSED OFFERING OF SENIOR NOTES

Dublin, Ireland, November 9, 2006 - Elan Corporation, plc (“Elan”) today announced that its wholly owned subsidiaries, Elan Finance public limited company and Elan Finance Corp., intend to offer, subject to market conditions, US$500 million in aggregate principal amount of senior fixed rate notes due 2013 and senior floating rate notes due 2013. The notes will be offered in the United States, only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in accordance with Regulation S under the Securities Act.

Following the offering, Elan expects to, through its wholly-owned subsidiary Elan Capital Corp. Ltd., issue a redemption notice for the outstanding US$254 million aggregate principal amount of 6.5% Convertible Guaranteed Notes due 2008 issued by Elan Capital Corp. Ltd. and guaranteed by Elan (the “Convertible Notes”). The net proceeds from the offering are expected to be used to repay any Convertible Notes not converted into equity of Elan (at a conversion price of US$7.42 per share) prior to the redemption date and the remaining net proceeds are expected to be used to repay a portion of the outstanding US$613 million aggregate principal amount of 7.25% Guaranteed Senior Notes due 2008 issued by Athena Neurosciences Finance, LLC, a wholly-owned subsidiary of Elan, and guaranteed by Elan, in each case, within 90 days of consummation of the offering.

The notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States or to U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the offering and the expected application of the net proceeds of the offering. You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events. Factors that could affect whether the offering is completed and the proceeds are applied as expected include, among other things: uncertainties related to corporate debt securities generally, for the securities of biotechnology companies and for Elan’s debt securities in particular. A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.